Exhibit 99.1

Convocation Notice of the 21st

Ordinary General Meeting of Shareholders

of

Internet Initiative Japan Inc.

This document is an English translation of the “Convocation notice of the 21st ordinary general meeting of shareholders” (“Dai ni-jyu-ikkai teiji kabunushi sokai shoshu gotsuchi”) of Internet Initiative Japan Inc. (“IIJ” or “the Company”) to be held on June 26, 2013.

CAUTIONARY NOTES

Note 1:
This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in “Item 3.D: Risk Factors” of our Annual Report on Form 20-F dated July 27, 2012 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2:
This document has been prepared pursuant to the requirements of the Companies Act of Japan. Consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Non-consolidated financial statements included in this document are prepared in accordance with generally accepted accounting principles in Japan which differ from consolidated financial statements which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.

Note 3:
The ADRs holders shall instruct The Bank of New York Mellon Corporation to exercise their voting rights represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York Mellon Corporation. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares of common stock. This means they may not be able to exercise any voting rights for IIJ and attend the ordinary general meeting of shareholders of IIJ.

TRANSLATION

June 7, 2013
TO OUR SHAREHOLDERS:

Koichi Suzuki
Representative Director
Internet Initiative Japan Inc.
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo, Japan

CONVOCATION NOTICE OF
THE 21ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the 21st ordinary general meeting of shareholders of Internet Initiative Japan Inc. (“IIJ” or “the Company”,) which is to be held as stated below.
In the event you are unable to attend the meeting, after reviewing the referential documents below, you may exercise your voting rights by indicating approval or disapproval on the voting form attached hereto and sending it or via the Internet. Please exercise your voting rights by no later than the end of business day (5:30 PM) on Tuesday, June 25, 2013.

1.	Date and Time:	10:00 A.M., Wednesday, June 26, 2013

2.	Place:	KKR Hotel Tokyo
11th floor, Room Kujaku
1-4-1 Otemachi, Chiyoda-ku, Tokyo, Japan

3.	Agenda of the Meeting:

Subjects to be Reported:

1.
Business report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the board of company auditors for the 21st term (from April 1, 2012 to March 31, 2013)

2.	Non-consolidated financial statements for the 21st term (from April 1, 2012 to March 31, 2013)

Subjects to be Resolved:

Item 1: Appropriation of Retained Earnings
Item 2: Partial Amendments to the Articles of Incorporation
Item 3: Election of Six (6) Directors
Item 4: Election of One (1) Company Auditor
Item 5: Grant of Retirement Allowance to Retired Auditor

4.	Notice to Shareholders

With regard to the documents attached hereto, if there are any changes to be notified to the shareholders up to the day prior to the ordinary general meeting of shareholders, you may be notified by mail or IIJ’s web site at http://www.iij.ad.jp/ir/. (Japanese only)

(Attachment)

Business Report for the 21st Fiscal Year

1. Matters Regarding the Current Status of the IIJ Group
(1) Progress and Results of the Business

During the fiscal year ended March 31, 2013 (“FY2012”), we saw signs of mild recovery on business results mainly in exporting companies resulting from domestic rebuilding demand from the Great East Japan Earthquake, the relative stabilization of foreign economy, the Japanese yen's continuing correction from its excessive rise in the second half. While expectation for the economic stimulus plan by the new government is rising, we must keep an eye on the negative effect to the global economy, caused by lengthening of European debt crisis and economic weakness in emerging countries
For the data communications and information systems related market where we belong to, network services stably grew followed by continuous increase in outsourcing demands such as cloud computing services. For systems integration, though corporates were yet withholding their IT investments, we recognized the number of systems construction projects increased and scale of those projects became larger. We understood that demands for systems integration showed overall recovery compared to the previous two fiscal years.
Under these circumstances, we actively continued to promote our business strategy as before. Our strategy is to attract and seize the outsourcing services demands relating to information and network systems of corporate customers based on our pioneering technological skills in the Internet and our strong customer base. As for internet connectivity services for corporate use, demands for broader bandwidth especially from network operators increased, along with the increase of internet traffic by broader usage of smartphone. For our cloud computing service “IIJ GIO” which we have been strongly promoting, we continued to enrich service line-ups such as releasing “IIJ GIO VW series” to seize corporate customer's needs for their information systems using cloud computing services. In addition to acquiring new customers continuously, there was an expansion of usages of IIJ GIO by our existing customers. Therefore, revenue of IIJ GIO continued to increase and reached to approximately JPY6.2 billion for FY2012, almost doubled compared to FY2011. As for systems integration, though systems construction projects were mainly consisted of small-to-medium-scale network integration projects, we received large-scale orders over JPY100 million and executed large server construction projects abroad. As a result, both systems integration revenue and order received increased greatly. As for ATM operation business, its revenue continuously increased along with the increase in the number of newly placed ATMs and bank withdrawal transactions. ATM operation business turned positive from the beginning of FY2012 and stably grew.
As for our FY2012 financial results, total revenues were JPY106,248 million, up 9.2% YoY (JPY97,315 million for FY2011) (YoY : FY2012 compared to FY2011), exceeded JPY100 billion for the first time since the inception of the Company. Both revenue growth of monthly recurring-type revenue mainly from network services and systems operation and maintenance and revenue growth of one-time revenue mainly from the increase in the number of systems construction projects contributed to the total revenue growth. Operating income was JPY7,753 million, up 22.0% YoY (JPY6,353 million for FY2011) as gross margin of each revenue line increased and total selling, general and administrative expenses did not increase much. Income before income tax expenses was JPY7,757 million, up 29.8% YoY (JPY5,976 million for FY2011) and  net income attributable to IIJ was JPY5,301 million, up 45.6% YoY (JPY3,641 million for FY2011).
In segments, revenues for network services and systems integration business segment were JPY104,487 million, up 8.3% YoY (JPY96,497 million for FY2011) and operating income was JPY7,629 million, up 15.1% YoY (JPY6,631 million for FY2011). For ATM operation business, revenues were JPY2,320 million, up 75.2% YoY (JPY1,324 million for FY2011) and operating income was JPY239 million (operating loss of JPY194 million for FY2011).

The status of our business by the type of services is as follows:

[Network services]
Revenues for Internet connectivity services for corporate use for FY2012 were JPY16,027 million, up 9.0% YoY (JPY14,707 million for FY2011). The increase was mainly due to the increasing demands for broader bandwidth by network operators.
Revenues for Internet connectivity services for home use for FY2012 were JPY5,466 million, down 4.4% YoY (JPY5,717 million for FY2011) While our LTE mobile data communication service, which was introduced in February 2012, has been accumulating orders continuously, the cancellations of old type connectivity services continued.
WAN Services revenue for FY2012 were JPY25,168 million, down 1.9% YoY (JPY25,667 million for FY2011). There were some downward effects in revenues due to renewals and/or cancellations of contracts although we accumulated new orders during FY2012.
Outsourcing services revenue for FY2012 were JPY18,571 million, up 7.2% YoY (JPY17,319 million for FY2011). The revenue growth was mainly led by the continuous demands on “IIJ GIO Hosting Package Services” and datacenter-related services.
As a result of these, network services revenues in total for FY2012 were JPY65,232 million, up 2.9% YoY (JPY63,410 million for FY2012).
Cost of Network services revenues for FY2012 was JPY50,692 million, up 1.4% YoY (JPY49,985 million for FY2011). . Gross margin was JPY14,540 million, up 8.3% YoY (JPY13,425 million for FY2011) and gross margin ratio was 22.3%.

[Systems integration]
Systems construction revenue, a one-time revenue, for FY2012 was JPY15,825 million, up 31.9% YoY (JPY11,997 million for FY2011). The increase was led mainly by the increase in both number and scale of systems construction projects as well as the accumulation of overseas construction projects. Systems operation and maintenance revenue, a recurring revenue, for FY2012 was JPY21,380 million, up 9.8% YoY (JPY19,472 million for FY2011). The increase was mainly due to the continuous demands on “IIJ GIO Component Services.” As a result of these, systems integration revenues in total for FY2012 were JPY37,205 million, up 18.2% YoY (JPY31,469 million for FY2011).
The orders received for systems integration and equipment sales for FY2012 totaled JPY41,923 million, up 22.3% YoY (JPY34,291 million for FY2011). In the breakdown, the orders received for systems construction and equipment sales was JPY17,180 million, up 30.6% YoY (JPY13,153 million for FY2011), and the orders received for systems operation and maintenance was JPY24,743 million, up 17.1% YoY (JPY21,138 million for FY2011).
The order backlog for systems integration and equipment sales as of March 31, 2013 amounted to JPY20,081 million, up 19.1% YoY (JPY16,853 million as of March 31, 2012). In the breakdown, the order backlog for systems construction and equipment sales was JPY3,703 million, down 3.5% YoY (JPY3,839 million as of March 31, 2012), and the order backlog for systems operation and maintenance was JPY16,377 million, up 25.8% YoY (JPY13,014 million as of March 31, 2012).
Cost of systems integration revenues for FY2012 was JPY30,425 million, up 21.8% YoY (JPY24,979 million for FY2011). The increase was mainly due to the increase in purchasing costs along with the increase in systems construction revenues as well as the increase in outsourcing-related and personnel-related costs. Gross margin was JPY6,780 million, up 4.5% YoY (JPY6,491 million for FY2011) and gross margin ratio was 18.2%.

[Equipment sales]
Equipment sales revenues for FY2012 was JPY1,491 million, up 34.1% YoY (JPY1,112 million for FY2011).
Cost of equipment sales revenues for FY2012 was JPY1,318 million, up 34.5% YoY (JPY980 million for FY2011). Gross margin was JPY173 million, up 31.3% YoY (JPY131 million for FY2011) and gross margin ratio was 11.6%.

[ATM operation business]
ATM operation business is operated by Trust Networks Inc. (“Trust Networks”), IIJ's consolidated subsidiary, and it receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. ATM Operation Business revenues for FY2012 was JPY2,320 million, up 75.2% YoY (JPY1,324 million in FY2011) mainly due to the increase in the numbers of newly placed ATMs..
Cost of ATM operation business revenues for FY2012 was JPY1,959 million, up 41.8% YoY (JPY1,382 million for FY2011) in accordance with the increase of newly placed ATMs. Gross margin was JPY360 million compared to gross loss of JPY58 million for FY2011 and gross margin ratio was 15.5%..

(2) Capital Expenditures
Capital expenditures (including capital lease) for FY2012 were JPY10,405 million. In addition to acquisition of equipments for the expansion and improvement of existing network, there were investments in servers and software mainly related to IIJ GIO.

(3) Financing
There is nothing to report on this subject.

(4) Transfers of Business, Split-offs or Spin-offs
There is nothing to report on this subject.

(5) Acquisition of Business from Other Companies
There is nothing to report on this subject.

(6) Succession to the Rights and Responsibilities of Other Companies through Mergers and Acquisitions
There is nothing to report on this subject..

(7) Acquisition or Disposal of Shares or Other Equities or Warrants of Other Companies

On April 2, 2012, we acquired the 99.9% stocks of Exlayer Global Inc., a holding company with five overseas subsidiaries in the systems integration industry, from its existing shareholders and the acquired company began its operation as IIJ's subsidiary under the name IIJ Exlayer Inc. Five overseas subsidiaries of the acquired company also became IIJ’s subsidiaries on the same date.

(8) Issues that the Group Faces
We conduct our business based on provision of internet technology based various services and systems integration. Our basic strategy is that we continuously provide our corporate customers with highly reliable and value-added various services and products. We provides various valued solutions by combining newly developed IT services, which meet customer's needs, and systems integration, to promote seizing corporate customer's outsourcing demand. Total recurring-type revenue, consisting of network services and systems operation and maintenance revenue, for FY2012 was 81.5% of FY2012 total revenue.
   In order to continuously promote the above strategy, we recognize that we need to engage in the following; continuously developing innovative services, strengthening line-up of our services, enhancing systems integration functions, further promoting and marketing cloud computing services, reinforcing direct sales organization and enhancing sales network with partner agents, accelerating its global service line-ups to support customers who expand those business overseas and strengthening our operation management to support these actions. In consideration of growing demand from corporate customers for outsourcing services, including cloud computing services, we recognize that we need to strengthen our investment in network systems and our human resources. We focus on hiring more newly graduates as well as mid-career recruits in order to support our business growth in mid-to long-term. We would like to continue to promote recruitment activity and encourage our human resource’s growing. We also recognize that M&A might be a strong way to gain business resources. We would like to actively but carefully consider and discuss each opportunity to scale-up our business.

Continued support from our shareholders would be very much appreciated.

(9) Historical Data of Assets and Income
(JPY thousands except per share data)
	18th fiscal Year	19th fiscal Year	20th fiscal Year	21st fiscal Year
	FY2009	FY2010	FY2011	FY2012
Revenues	68,006,380	82,418,206	97,314,605	106,248,486
Operating income	3,411,585	4,141,042	6,353,483	7,752,642
Net income attributable to IIJ	2,234,138	3,203,368	3,640,963	5,300,654
Basic net income attributable to IIJ per share	JPY 11,030	JPY15,808	JPY17,964	JPY130.76
Total assets	51,115,450	71,472,989	73,493,246	82,111,266
Total IIJ shareholders’ equity	27,319,577	29,652,287	32,688,205	37,606,775
IIJ shareholders’ equity per share	JPY 134,882	JPY146,298	JPY161,277	JPY927.72
(Notes)
1.	IIJ’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America(US GAAP).
2.	Basic net income attributable to IIJ per share is calculated based on the weighted-average number of common shares outstanding during each fiscal year.
3.	Total IIJ shareholders’ equity per share is calculated based on the total number of common shares (excluding treasury stock) outstanding at the end of each fiscal year.
4.
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and IIJ shareholders’ equity per share for the 21st fiscal year have been calculated as if the stock split was conducted at the beginning of the 21st fiscal year. The figures from 18th fiscal year to 20th fiscal year are not retroactively adjusted to the stock split.

(10) Items of the Principal Parent Companies and Subsidiaries

Principal Subsidiaries
Name of company	Common stock (JPY thousands)	Ownership	Primary business
IIJ Innovation Institute Inc. (“IIJ-II”)	75,000	100.0%	R&D for the next generation internet
IIJ-Global	490,000	100.0%	Provides network and systems integration services
Trust Networks	100,000	79.5%	Operation of ATMs and ATMs networks
Net Care, Inc. (“Net Care”)	400,000	100.0%	Operation and monitoring of network systems, customer service support and call centers
Net Chart Japan, Inc. (“Net Chart”)	55,000	100.0%	Development of networks, construction, operation and maintenance and sales of network-related equipment
hi-ho Inc. (“hi-ho”)	240,000	100.0%	Provision of Internet connectivity services for home use
IIJ America Inc. (“IIJ-A”)	USD10,460,000	100.0%	Operation of backbone networks and provision of Internet connectivity services in the U.S.
IIJ Exlayer Europe Limited	GBP1,450,000	(47.2%) 100.0%	Operation and maintenance service of networks and IT systems in Europe
IIJ Global Solutions China Inc. (“IIJ-GS China”)	USD1,300,000	(100.0%) 100.0%	Operation and maintenance services of networks and IT systems and equipment sales in China
(Notes)
1. Ownership percentage in brackets above represents indirect ownership.
2. On April 1, 2013, IIJ Exlayer Europe Limited was renamed to IIJ Europe Limited.

As of the end of FY2012, the number of consolidated subsidiaries was 15 and the number of equity-method investees was 4.

(11) Major Business Lines
Our major business lines are to provide network services, systems integration, equipment sales and ATM operation business

(12) Major Offices

Name	Functions	Address
IIJ	Headquarters	Chiyoda-ku, Tokyo
	Branches and sales offices	Osaka-shi, Nagoya-shi, Fukuoka-shi, Sapporo-shi, Sendai-shi, Toyama-shi, Hiroshima-shi, Yokohama-shi, Toyota-shi and Naha-shi
IIJ-II	Headquarters	Chiyoda-ku, Tokyo
IIJ-Global	Headquarters	Chiyoda-ku, Tokyo
	Branches	Osaka-shi, Nagoya-shi, Fukuoka-shi, Sapporo-shi
Trust Networks	Headquarters	Chiyoda-ku, Tokyo
Net Care	Headquarters	Chiyoda-ku, Tokyo
Net Chart	Headquarters	Yokohama-shi
hi-ho	Headquarters	Chiyoda-ku, Tokyo
IIJ-A	Headquarters	California, the United States
IIJ Exlayer Europe Limited	Headquarters	London, the United Kingdom
IIJ-GS China	Headquarters	Shanghai, China
(Note) On April 1, 2013, IIJ Exlayer Europe Limited was renamed to IIJ Europe Limited.

(13) Employees

Number of employees	Change from the end of FY2011
2,116	+193
(Note) The above figures include employees and contracted employees and exclude employees seconded from other companies.

(14) Major Borrowings

Source	Balance (JPY thousands)
Mizuho Corporate Bank, Ltd.	3,030,000
Sumitomo Mitsui Banking Corporation	3,030,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,030,000
Mitsubishi UFJ Trust and Banking Corporation	1,900,000

2. Matters Regarding Shares of the Company

(1) Number of shares authorized: 75,520,000 shares

(2) Number of shares issued and outstanding: 41,295,600 shares (Including treasury stock: 758,800 shares)

(3) Number of shareholders at the end of FY2012: 3,823

(4) Major shareholders:

Name of shareholders	Number of shares held (shares)	Shareholding Ratio (%)
Nippon Telegraph and Telephone Corporation	10,095,000	24.9%
Goldman. Sachs & Co. Reg	2,257,965	5.6%
Itochu Corporation	2,086,000	5.1%
NTT Communications Corporation	2,040,000	5.0%
Koichi Suzuki	1,801,500	4.4%
Morgan Stanley & Co. LLC	1,405,021	3.5%
Japan Trustee Services Bank, Ltd (Trust account)	1,377,100	3.4%
The Dai-ichi Mutual Life Insurance Company, Limited	1,273,000	3.1%
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	1,234,200	3.0%
Kabushiki Kaisha KS Holdings	810,000	2.0%
(Notes)
1.
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of The Bank of New York Mellon, which is the depositary of IIJ’s ADRs, and the number of shares held by The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is equivalent to the number of ADRs outstanding.

2.	Shareholding ratio is calculated by deducting treasury stock from total shares issued.
3.	Kabushiki Kaisha KS Holdings is a wholly owned and controlled by Mr. Koichi Suzuki.
4.
Joho Capital, L.L.C. filed a report of substantial shareholding with the Director General of the Kanto Bureau of the Ministry of Finance on January 30, 2013. According to the filing, Joho Capital, L.L.C. owned 3,429,200 shares of common stock of the Company as of January 28, 2013, representing 8.5 percent of the total. However, their holdings were not verified based on the shareholder record as of March 31, 2013, therefore, Joho Capital, L.L.C. and their holdings are not included in the above list.

(5) Other important matters regarding shares
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, the number of shares authorized increased by 75,142,400 shares and the number of shares issued and outstanding increased by 41,089,122 shares.

3. Matters Regarding the Company’s Stock Acquisition Rights

	Allotment date	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
#1 Stock Acquisition Rights	July 14, 2011	138	Common Stock 27,600 shares	JPY 259,344	JPY 1	From July 15, 2011 to July 14, 2041
#2 Stock Acquisition Rights	July 13, 2012	130	Common Stock 26,000 shares	JPY 318,562	JPY 1	From July 14, 2012 to July 13, 2042
(Notes)
1.
A person granted the stock acquisition rights may exercise his or her rights only within ten (10) days from the day immediately following the day on which the person loses his or her position as neither a Director nor an Executive Officer of IIJ.

2.
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights was adjusted as follows after the record date.

Before adjustment : 1 share per stock acquisition right
After adjustment : 200 shares per stock acquisition right

(1)	IIJ’s Stock Acquisition Rights Granted to and Held by IIJ’s Directors or Company Auditors at the End of FY2012

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#1 Stock Acquisition Rights	89	Common Stock 17,800 shares	6 Directors 89
#2 Stock Acquisition Rights	74	Common Stock 14,800 shares	6 Directors 74
(Notes)
1.	In place of the retirement allowance plan for Directors which was abolished, the Stock Acquisition Rights mentioned in the above were issued in consideration of their execution of duties.
2.	There are no stock acquisition rights granted to and held by IIJ’s part- time Directors, outside Directors or Company Auditors at the end of FY2012.
3.
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights was adjusted as follows after the record date.

Before adjustment : 1 share per stock acquisition right
After adjustment : 200 shares per stock acquisition right

(2)	IIJ’s Stock Acquisition Rights Granted to Employees or Others during FY2012

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#2 Stock Acquisition Rights	56	Common Stock 11,200 shares	11 Executive Officers 56
(Notes)
1.	Except the above, there are no stock acquisition rights granted to IIJ employees, IIJ’s consolidated subsidiary’s directors or employees during FY2012.
2.
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights was adjusted as follows after the record date.

Before adjustment : 1 share per stock acquisition right
After adjustment : 200 shares per stock acquisition right

4. Matters Regarding Directors, Company Auditors and Executive Officers of the Company

(1) Directors and Company Auditors

Position in the Company	Name	Business in charge or important concurrent posts
Representative Director and President	Koichi Suzuki
CEO
(Important concurrent posts)
Director of IIJ-Global
President of Net Care
Chairman of the Board and President of hi-ho
Chairman of the Board of IIJ-A
President of Internet Multifeed Co.
Director of Stratosphere Inc.

Director and Vice President	Senji Yamamoto	Chairman of the Board of IIJ-Global
Senior Managing Director	Hideshi Hojo	Division Director of Enterprise Business Division 1
Senior Managing Director	Takeshi Kikuchi	Division Director of Enterprise Business Division 2
Senior Managing Director	Hitoshi Imafuku	Division Director of Regional Division
Managing Director	Takamichi Miyoshi	Director in charge of Strategy Planning Division
Managing Director	Akihisa Watai	CFO Division Director of Finance and Planning Division
Director	Yasurou Tanahashi	Outside Director of Murata Manufacturing Co., Ltd. Outside Director of Yokogawa Electric Corporation
Director	Takashi Hiroi	General Manager of Business Planning Division of Nippon Telegraph and Telephone Corporation (“NTT”)
Director	Junnosuke Furukawa	Advisor of Furukawa Electric Co., Ltd. Director Advisor of Furukawa Ringyo Co.,Ltd.
Director	Shingo Oda	Outside Director of IT Holdings Corporation
Director	Yoshifumi Nishikawa	Honorary Advisor of Sumitomo Mitsui Banking Corporation
Full-time company auditor	Kazuhiro Ohira
Full-time company auditor	Shunichi Kozasa
Company auditor	Masaki Okada	Attorney at law, Ishii Law Office
Company auditor	Masaaki Koizumi	Japanese Certified Public Accountant, Koizumi CPA Office Outside Company Auditor of Tsukui Corporation.
(Notes)
1.	Business in charge or representatives of other organizations is stated as of March 31, 2013.
2.	On April 1, 2013, business in charge or important concurrent posts were changed as for the following directors:
Position in the Company	Name	Business in charge or important concurrent posts
Senior Managing Director	Hideshi Hojo	Division Director of Regional Division
Senior Managing Director	Hitoshi Imafuku	Division Director of Enterprise Business Division 1
Managing Director	Akihisa Watai	CFO Division Director of Administrative Division
3.	Yasurou Tanahashi, Takashi Hiroi, Junnosuke Furukawa and Shingo Oda are outside directors, defined in Item 15, Article 2 of the Companies Act of Japan.
4.	Kazuhiro Ohira, Masaki Okada and Masaaki Koizumi are outside company auditors.
5.	Outside directors, Yasurou Tanahashi, Junnosuke Furukawa and Shingo Oda, and outside company auditors, Masaki Okada and Masaaki Koizumi are Independent Directors as specified by the Tokyo Stock Exchange.
6.	Masaaki Koizumi, a company auditor, is a Japanese Certified Public Accountant and has extensive expertise in finance and accounting
7.	Relationship between IIJ and those companies that our Directors hold important concurrent posts.
NTT is IIJ's Major Shareholder (holds 10,095,000 shares of IIJ).
Other than the above, there is no special relationship between IIJ and the companies where outside directors and corporate auditors hold concurrent positions.

 (2) Executive Officers (As of April 1, 2013)
Name	Title	Principal position
Kazuhiro Tokita	Senior Executive Officer	Division Director of Financial System Business Division In charge of Cloud Business
Masayoshi Tobita	Executive Managing Officer	Deputy Division Director of Administrative Division and General Manager of Business Unit Management Department
Junichi Shimagami	Executive Managing Officer	Division Director of Network Division
Kiyoshi Ishida	Executive Managing Officer	Division Director of Product Division
Yasumitsu Iizuka	Executive Officer	Division Director of Government Public & Educational Organization Business Division
Kokichi Matsumoto	Executive Officer	Division Director of Marketing Division
Koichi Maruyama	Executive Officer	Division Director of Global Business Division
Naoshi Yoneyama	Executive Officer	Division Director of Technology Management Division
Makoto Ajisaka	Executive Officer	Division Director of Enterprise Business Division 3
Yoshikazu Yamai	Executive Officer	Division Director of Service Operation Division

(3) Total Remuneration to Directors and Company Auditors
12 Directors: JPY 211,643 thousand (including JPY 14,400 thousand for 3 outside directors)
4 Company Auditors: JPY 25,615 thousand (including JPY 16,467 thousand for 3 outside company auditors)

(Notes)
1.	The amounts of above remunerations include JPY 1,340 thousand for the reserve of accrued directors’ and company auditors’ retirement benefits.
2.
The amounts of above remunerations include JPY 23,451 thousand as compensation-type stock options granted to full-time inside directors (not including part-time and outside directors) for duties performed during FY2012.

3.
We have resolved that the yearly amount of remuneration, etc. (including bonus) for Directors to be JPY 500 million yen or less (including bonus and stock-compensation-type stock options) and JPY 100 million (including bonus) or less for Company Auditors at the 16th ordinary general meeting of shareholders of the Company held on June 27, 2008.

(4) Outside Directors and Auditors

(i) Important concurrent offices of executive directors and outside director at other companies
This is as described in the list of (1) Directors and Company auditors above.

(ii) Main activities during the current fiscal year

	Name	Principal Activities
Director	Yasurou Tanahashi	Attended 12 of the 13 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Takashi Hiroi	Attended 12 of the 13 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Junnosuke Furukawa	Attended all 13 of the board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Shingo Oda	Attended all 13 of the board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Company auditor	Kazuhiro Ohira
Attended all 13 of the board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all 16 of the board of company auditors held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit as a full-time company auditor.

Company auditor	Masaki Okada
Attended 11 of the 13 board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended 15 of the 16 board of company auditors held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

Company auditor	Masaaki Koizumi
Attended all 13 of the board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all 16 of the board of company auditors held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

(Note) The number of the board of directors meetings held during the fiscal year does not include a resolution by the board of directors by a letter pursuant to Article 370 of the Companies Act of Japan.

(iii) Outline of liability limitation contracts
The Company has concluded agreements with outside directors and company auditors (excluding Full-time company auditor, Kazuhiro Ohira) to indemnify them for personal liability as provided in Article 427, Paragraph 1 of the Companies Act of Japan. The agreements stipulates that in the event outside directors and company auditors have acted good faith and without gross negligence, the outside director’s and company auditor’s liability to the Company shall be limited to JPY 10,000 thousand or the minimum amount of liability stipulated under Article 427, Section 1 of the Companies Act, whichever is height.

(iv) Total amount of compensations received from the subsidiaries
There is nothing to report on this subject.

5. Accounting Auditor

(1)	Name of Accounting Auditor:
Deloitte Touche Tohmatsu LLC

(2)	Accounting Auditor Remuneration for the fiscal year

(i)Remuneration for accounting auditor this fiscal year	JPY 110,000 thousand
(ii)Total cash or proceeds from other assets that should be paid by the Company or its subsidiaries	JPY 126,000 thousand
(Note)
The audit contract between the Company and the accounting auditor does not distinguish between remuneration paid for audits and quarterly review, therefore, the (i) are total amounts. Remuneration for audits and quarterly review includes, audits performed for the financial statement for the Companies Act of Japan, for the Financial Products Exchange Law in Japan and for the quarterly review in accordance with the standards of the PCAOB (Public Company Accounting Oversight Board), audit performed for internal control in accordance with the standards of the PCAOB and the audit performed for internal controls in accordance with the Financial Products Exchange Law in Japan.

(3) Non-audited operations
There is nothing to report on this subject.

(4) Policy for Dismal or Refusal to Rehire an Accounting Auditor
In addition to reasons owning to the Company, the Company will consider dismissal or refusal to rehire an accounting auditor if it is determined that the accounting auditor violated or acted contrary to the Companies Act, Certified Public Accountant Law, or related laws, or acted contrary to good public order or customs.

6. Basic Systems and Policies of the Company to Secure the Appropriateness of Business

(1) Systems for ensuring the compliance of directors with the law and articles of incorporation, and systems for ensuring the proper execution of other duties

The details of the resolution by the Board of Directors of the Company are as follows:

1. Systems for ensuring the compliance of Directors and employees with the law and articles of incorporation in the execution of their duties
(1)
The company will establish a code of ethics that sets for a standard of conduct and requires strict adherence to the law. In addition, the Company will establish regulations for applying the laws regarding the prevention of insider trading, the protection of personal information, among others.

(2)	The company will establish a system for appointing the necessary personnel to ensure compliance with the law, and for consulting with lawyers and other experts outside the Company.
(3)
The company will establish an internal reporting system for reporting any legal violations, and will maintain an internal notification system that enables people to contact the Board of Company Auditors while protecting the person reporting.

(4)
An Office of Internal Audits under the direct control of the president will conduct internal audits on a regular basis, indicating where each division could improve compliance with the law, and overseeing the improvements.

(5)
For legally required reports, ad hoc reports, and other types of releases, the Company will establish a Disclosure Committee whose members consist of Directors, External Directors, executive officers and Auditors, whom will evaluate the content for appropriateness and completeness, and approve any material to be released.

2. Systems for Preserving and Managing Information Related to the Execution of Duties by Directors
(1)
Basic policy and procedures regarding the handling of information assets will be set and followed in the handling of information and documents related to the execution of duties by Directors (“performance information”), these policies and procedures will detail who is responsible for managing the information, how long the information is to be stored, how it is to be stored, measures for countering loss or leakage of the information, and proper management of the information. The management of this information will be reviewed on a regular basis.

(2)
The company will create a system that ensures the proper filing of performance information (committing it to electronic storage when necessary), and that enables the quick verification of the existence, condition, and content of these documents. In addition, the system will allow people with the proper authority to view documents related to the Auditors and others without delay.

(3)	The duties related to the above fall under the jurisdiction of the Chief Information Security Officer (or Executive Officers) and the Chief Document Management Officer (or Executive Officers).
3. Regulations Governing Risk Management and Other Systems
(1)
The Director (or Executive Officers) that oversees the operation of each division will identify the risks defined by the governing regulations, evaluate these risks, and develop measures to counter these risks, as well as review them on a regular basis.

(2)	For certain risk categories, a Review Committee will be established to evaluate the risk and to develop countermeasures.
(3)	A Business Continuity Plan will be developed to address potential emergency situations.
(4)
An Internal Auditor Office under the direct control of the President will conduct internal audits on a regular basis, indicating where each division could improve operations, including risk management, and overseeing the improvements.

4. Systems for Ensuring the Efficient Execution of Duties by Directors
(1)
A business plan for each fiscal year will be created in line with management objectives, and each operation will actively seek to achieve the goals put forth in the plan. In addition, regular progress reports will be submitted and reviewed to monitor progress on each target.

(2)
In management of operations, all issues that should be decided by the Board of Directors in accordance with the Regulations of the Board of Directors will be strictly decided by the Board, and as a basic rule of the decision-making process, sufficient documentation on the issue to be decided will be distributed to all Board members in advance.

(3)
In the execution of daily duties, authority will be delegated based on scope of authority regulations and division of duties regulations, and managers at each level will execute their duties while complying with the rules of the decision making process.

(4)	To reinforce the Board of Directors’ authority, a certain number of people with notable management acumen will be appointed as External Directors.

5. Systems for Ensuring the Proper Operation of Corporate Groups Formed by Subsidiaries
(1)
Subsidiaries will be managed based on the subsidiary management regulations, which are the basic policy of subsidiary management, and an agreement will be made with the parent company regarding the management of the subsidiary.

(2)	Subsidiaries will report on required items, and a system for consultation will be established.
(3)	To impose internal control on important items, regulations governing the entire corporate group will be established, and subsidiaries will be required to comply with them.
(4)	The Company’s Internal Audit Office will perform internal audits of subsidiaries.
6. Providing Assistance to Auditors
An Office of Internal Audits will be established and personnel appointed to internal audits on a full-time basis, and these personnel will work closely with the Auditors.
7. Assistants to the Auditors will be Independent of the Directors
(1)	The selection, appointment, and transfer of personnel assigned to the Office of Internal Audits will be done with full consideration of the opinion of the Board of Company Auditors.
(2)	The Office of Internal Audits is under the direct control of the president.
8. Systems for Directors and Assistants to Report to Auditors, and Other Systems for Reporting to Auditors
(1)
Directors and assistants will comply with the Regulations of the Board of Company Auditors, and they will provide the necessary reports on a regular basis or when requested by an Auditor or the Board of Company Auditors.

(2)	Deliberative bodies involved in important decision making, such as the Disclosure Committee, will include Auditors as members.
9. Other Systems for Ensuring Effective Execution of Audits
(1)	To ensure that the Board of Company Auditors can properly execute their duties, a sufficient budget will be created and the necessary external experts retained.
(2)
To preserve the independence of the Independent Auditors, they are prohibited from engaging in specific non-auditing related services. In addition, the Board of Company Auditors must approve any auditing and auditing related services to be provided by the Independent Auditors.

(3)	A financial expert will be appointed to one or more Auditors.

(2) Basic Policy on Control of the Company.
There is nothing to report on this subject.

Consolidated Balance Sheet
As of March 31, 2013
 (Unit: JPY thousands)
CURRENT ASSETS:
Cash and cash equivalents	12,258,872
Accounts receivable, net of allowance for doubtful accounts of JPY 93,934 thousand	18,764,703
Inventories	1,301,684
Prepaid expenses	2,492,164
Deferred tax assets – Current	1,046,828
Other current assets, net of allowance for doubtful accounts of JPY10,732 thousand	1,576,718
Total current assets	37,440,969
INVESTMENTS IN EQUITY METHOD INVESTEES	1,681,723
OTHER INVESTMENTS	3,771,262
PROPERTY AND EQUIPMENT, net of accumulated depreciation	23,025,755
GOODWILL	5,969,951
OTHER INTANGIBLE ASSETS, net of accumulated amortization -net	4,791,431
GUARANTEE DEPOSITS	2,051,449
DEFERRED TAX ASSETS – Noncurrent	163,773
NET INVESTMENT IN SALES-TYPE LEASES – Noncurrent	898,040
PREPAID EXPENSES – Noncurrent	2,201,108
OTHER ASSETS, net of allowance for doubtful accounts of JPY71,727 thousand	115,805
TOTAL	82,111,266

CURRENT LIABILITIES:
Short-term borrowings	9,400,000
Long-term borrowings – Current portion	1,010,000
Capital lease obligations –Current portion	3,505,471
Accounts payable – Trade	10,973,120
Accounts payable – Other	949,264
Income taxes payable	1,669,849
Accrued expenses	2,266,427
Deferred income – Current	1,806,074
Other current liabilities	803,902
Total current liabilities	32,384,107
LONG-TERM BORROWINGS	980,000
CAPITAL LEASE OBLIGATIONS – Noncurrent	5,370,365
ACCRUED RETIREMENT AND PENSION COSTS – Noncurrent	2,112,085
DEFERRED TAX LIABILITIES – Noncurrent	412,132
DEFERRED INCOME – Noncurrent	2,562,208
OTHER NONCURRENT LIABILITIES	656,191
Total liabilities	44,477,088
COMMITMENTS AND CONTINGENCIES	-

EQUITY:
IIJ stockholders’ equity:
Common stock—authorized, 75,520,000 shares; issued and outstanding, 41,295,600 shares at March 31, 2013	16,833,847
Additional paid-in capital	27,300,325
Accumulated deficit	(6,399,088)
Accumulated other comprehensive income	263,770
Treasury stock – 758,800 shares held by the company	(392,079)
Total IIJ shareholders' equity	37,606,775
NONCONTROLLING INTERESTS	27,403
Total equity	37,634,178
TOTAL	82,111,266

Consolidated Statement of Income
From April 1, 2012 through March 31, 2013

(Unit: JPY thousands)
REVENUES:
Network services:
Internet connectivity services(corporate use)	16,027,134
Internet connectivity services(home use)	5,466,198
WAN Services	25,168,425
Outsourcing services	18,570,641
Total	65,232,398
Systems integration
Systems Construction	15,824,938
Systems Operation and Maintenance	21,380,158
Total	37,205,096
Equipment sales	1,490,906
ATM operation business	2,320,086
Total revenues	106,248,486
COST AND EXPENSES:
Cost of Network services	50,692,190
Cost of systems integration	30,424,802
Cost of equipment sales	1,318,344
Cost of ATM operation business	1,959,597
Total cost	84,394,933
Sales and marketing	8,058,481
General and administrative	5,632,430
Research and development	410,000
Total cost and expenses	98,495,844
OPERATING INCOME	7,752,642
OTHER INCOME(EXPENSE):
Dividend income	47,117
Interest income	25,708
Interest expense	(287,314)
Foreign exchange gains	112,136
Net gains on sales of other investments	13,565
Losses on write-down of other investments	(19,788)
Other—net	112,798
Other income (expense)—net	4,222
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	7,756,864
INCOME TAX EXPENSE	2,607,582
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	168,065
NET INCIOME	5,317,347
LESS:NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(16,693)

NET INCOME ATTRIBUTABLE TO IIJ	5,300,654

Consolidated Statement of Shareholders' Equity
From April 1, 2012 through March 31, 2013

(Unit: JPY thousands)
	Total Equity	IIJ shareholders’ equity
		Accumulated deficit	Accumulated other comprehensive income(loss)	Common stock
BLANCE, APRIL 1,2012	32,696,247	(10,990,348)	(23,533)	16,833,847
Establishment of new consolidated subsidiaries	2,688
Stock-based compensation	40,007
Comprehensive income:
Net Income (loss)	5,317,347	5,300,654
Other Comprehensive income,net of tax	287,283		287,303
Payment of dividends	(709,394)	(709,394)
BALANCE, MARCH 31,2013	37,634,178	(6,399,088)	263,770	16,833,847

	IIJ shareholders’ equity		NONCONTROLLING INTERESTS
	Treasury Stock	Additional Paid-in Capital
BLANCE, APRIL 1,2012	(392,079)	27,260,318	8,042
Establishment of new consolidated subsidiaries			2,688
Stock-based compensation		40,007
Comprehensive income:
Net Income (loss)			16,693
Other Comprehensive income,net of tax			(20)
Payment of dividends
BALANCE, MARCH 31,2013	(392,079)	27,300,325	27,403

Notes to the Consolidated Financial Statements

1. Notes to Basic Significant Matters Regarding Presentation of Consolidated Financial Statements

1-1. Matters regarding scope of consolidation

   Number of consolidated subsidiaries and names of consolidated subsidiaries
Number of consolidated subsidiaries: 15
Names of main consolidated subsidiaries:IIJ-II, IIJ-Global, Trust Networks, Net Care, Net Chart, hi-ho, IIJ-A,  IIJ Exlayer Europe Limited and IIJ-GS China

1-2. Matters regarding equity method investees

 Number and names of equity method investees
     Number of equity method investees: 4
     Names of equity method investees: Internet Multifeed Co., Internet Revolution Inc., Stratosphere Inc and Trinity Inc.

1-3. Significant accounting policies

(1) Basis of presentation
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP“) pursuant to the provision of paragraph 1, Article 120-2 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.

(2) Appraisal method and policy of assets
a. Securities
IIJ accounts for its securities in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards codifications (“ASC”) 320 “Investments-Debt and Equity Securities.
Available-for-sale securities are recorded at fair value as of the end of the fiscal year. (Realized gains or losses are determined on the moving average cost method.). Unrealized gains or losses (net of tax) are recorded in accumulated other comprehensive income of shareholders’ equity.
Nonmarketable equity and debt securities are determined on the cost method. (Realized losses are determined on the moving average cost method.)
b. Inventries
Inventories consist mainly of network equipment purchased for resale and work-in-process for development of network systems.
Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market.
Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market.

(3) Depreciation and amortization of property and equipment
Depreciation and amortization of property and equipment, are computed principally using the straight-line method. The useful lives for depreciation and amortization by major asset classes are as follows:
Buildings	20 years
Data communications, office and other equipment	3 to 20 years
Leasehold improvements	8 to 20 years
Construction other than buildings	20 years
Purchased software	5 years
Capitalized leases	4 to 6 years

(4) Leases

Capital leases, which meet specific criteria noted in ASC840, “Accounting for Leases”, are capitalized at the inception of the lease at the present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

(5) Impairment of long-lived assets
In accordance with ASC360 “Property, Plant, and Equipment”, IIJ evaluates the impairment of long-lived assets other than goodwill and intangible assets that are deemed to have indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

 (6) Goodwill and other intangible assets
Goodwill is recognized primarily as the excess of the cost of an acquired shares of consolidated subsidiaries over the estimated fair value of the subsidiaries’ net assets acquired. In accordance with ASC350 “Intangibles-Goodwill and Other”, goodwill (including equity method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.
For those intangible assets of JPY4,665,031 thousand that have finite useful lives are amortized over 6 to 19 years, which mainly reflects the pattern of economic benefit over their estimated useful lives.

(7) Standard for allowance
a. Allowance for doubtful accounts
An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company’s past credit loss experience and an evaluation of potential losses in the receivables outstanding.
b. Pension and severance indemnities plans
In accordance with ASC715 “Compensation-Retirement Benefits”, the cost of the pension plans and severance indemnities plans are accrued based on the fair value of those amounts determined as of the end of the fiscal year. The unrecognized net obligation at the date of initial application is being amortized over 21 years using the straight-line method and for unrecognized actuarial losses, in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets is amortized over 14 years.

(8) Revenue Recognition
Network service revenues are billed and recognized monthly on a straight-line basis. Initital set up fees received in connection with network services are deferred and recognized over the estimated average period of the subscription for each service.
Systems integration services arrangements can be divided into two major categories; (1) those in which the Company resells third-party off-the-shelf software not essential to the hardware product’s functionality and (2) those in which the Company does not resell or license any software products, or those in which the Company resells third-party off-the-shelf software essential to the hardware product’s functionality. The deliverables related to software in category (1) are subject to ASC985-605 “Software Revenue Recognition”. The deliverables in category (1) but are not subject to ASC985-605 “Software Revenue Recognition” are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements”. The deliverables in category (2) are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements” to determine the separate units of accounting. In addition, system construction service arrangements in both category (1) and (2), basically completes within three months and the revenues are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.
Equipment sales revenues are recognized when equipment is delivered and accepted by the customer. The Criteria outlined in ASC605-45 “ Principal Agent Considerations” is evaluated in determining whether it is appropirate to record the gross amount of revenues and related costs or the net amount earned in reporting Equipment Sales.
ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATMs commission collected from each withdrawal are aggregated every month and recognized as ATM operation revenues.

 (9) Income Tax
Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.
ASC740 “Income Taxes”, was adopted for accounting for uncertainty in income taxes. The Company recognizes the financial statement effect of tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income.

 (10) Other significant accounting policies
a. Consumption tax
Consumption tax is separately recorded.
b. Application of consolidated tax declaration
The company applied the consolidated tax declaration.

2. Changes in Presentation
(1)
“Accounts payable-trade” and “Accounts payable-other,” which were previously included in “Accounts payable,” have been reclassified and shown in a separate line in the consolidated balance sheets. “Accounts payable-other” as of the end of the previous fiscal year was JPY 659,266 thousand.

(2)
“Dividend income,” which was previously included in “Other-net,” has been reclassified and shown in a separate line in the consolidated statement of income. “Dividend income” for the previous fiscal year was JPY 48,269 thousand.

3. Notes to Consolidated Balance Sheet
Amount equivalent to accumulated depriciation and amortization of property and equipment:  JPY 29,516,394 thousand.

4. Notes to Consolidated Statements of Shareholders’ Equity
(1) Number of shares issued and outstanding

Class of stock	Number of shares as of March 31, 2012	Increase	Decrease	Number of shares as of March 31, 2013
Common Stock	206,478	41,089,122	―	41,295,600
(Note) The increase was due to a 1:200 stock split on common stock with an effective date of October 1, 2012.

(2) Dividend from surplus
(i) Amount of dividends paid
Resolution	Classes of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 27, 2012	Common stock	JPY 354,697 thousand	JPY 1,750	March 31, 2012	June 28, 2012
Board of Directors’ meeting held on November 8, 2012	Common stock	JPY 354,697 thousand	JPY 1,750	September 30, 2012	December 6, 2012

(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Dividends per share in the above table have been calculated by the number of shares outstanding before the stock split.

(ii) Dividends decleared during the year ended March 31, 2013 and to be paid during the next fiscal year.
Resolution	Classes of stock	A Source of dividend	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders to be held on June 28, 2013	Common stock	Retained earning	JPY 405,368 thousand	JPY 10	March 31, 2013	June 27, 2013

(3) Class and number of common stock to be acquired by exercising stock acquisition rights outstanding, as of March 31,2013

	Stock acquisition rights First Series issued on July 14, 2011	Stock acquisition rights Second Series issued on July 13, 2012
Class and number of common stock to be acquired	Common stock 27,600 shares	Common stock 26,000 shares
(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights was adjusted as follows after the record date.
Before adjustment : 1 share per stock acquisition right
After adjustment : 200 shares per stock acquisition right

(4) Other Comprehensive Income
Other comprehensive Income includes translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities, gains or losses on cash flow hedging derivative instruments and pension liability adjustments.

5. Notes to Financial Instruments
(1) Conditions of financial instruments
(i) The Company's policy for financial instruments
We primarily lease our network equipment under capital lease arrangements. Fund management(investment in financial instruments whose principals are guaranteed or short-term deposits) are principally made within its own money

(ii) Risks of financial instruments
- Account receivables are exposed to credit risks of customers.
- Available-for-sale equity securities are exposed to market volatility risks.
- Accounts payable are mostly due within one year.
- Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.

(iii) Risk management for financial instruments
- The Company controls crdit risk in accordance with its credit risk guideline
- The Company reviews the fair value of available-for-sale equity securities on a regular basis.
- The Company controls liquidity risk by adequately forecasting and managing liquidity needs.

(2) Fair value of financial instruments
Book value, fair value and differences as of March 31, 2013 are as follows. Financial instruments, of which are extremely difficult to evaluate tha fair value, are not included in the table below:
(Unit: JPY thousands)
	Amount recognized in Consolidated Balance Sheet	Market Value	Differences
(1) Cash and cash equivalent	12,258,872	12,258,872	-
(2) Accounts receivable	18,764,703	18,764,703	-
(3) OTHER INVESTMENTS
Available for sale equity securities	1,309,923	1,309,923	-
(4) Short-term borrowings	9,400,000	9,400,000	-
(5) Long-term borrowings –current	1,010,000	1,010,000	-
(6) Capital lease obligations—current	3,505,471	3,505,471	-
(7) Accounts payable – Trade	10,973,120	10,973,120	-
(8) Accounts payable – Other	949,264	949,264	-
(8) Long-term borrowings	980,000	980,000	-
(9) Capital lease obligations—noncurrent	5,370,365	5,292,902	77,463
(Notes)
1.
Cash and cash equivalent, Accounts receivable, Short-term borrowings, Capital lease obligations-current, Accounts payable -Trade and Accounts payable -Other are stated at book value, because they are short-term and their book values are approximately the same as their fair values. Long-term borrowings, including current and noncurrent, are stated at book value because interest rates for long-term borrowings are determined every three months and book values are approximately the same as their fair values.

2.	Other investments
The fair values of available-for-sale securities are evaluated using quoted prices in active markets.
(i) The amount of available-for-sale securities between the book value and the acquisition cost are as follows:
(Unit: JPY thousands)
		Acquisition cost	Book value	Difference
Book value > Acquisition cost	Equity securities	468,576	1,282,021	813,445
Book value < Acquisition cost	Equity securities	32,040	27,902	(4,138)
Total		500,616	1,309,923	809,307
(ii) There was no sales of available-for-sale securities in the fiscal year 2012.

3.	Capital lease obligations-noncurrent
The balance of Capital lease obligations-noncurrent were calculated at the net present value of the future receipt amounts.
The future lease payments as of March 31, 2013 were as follows:
(Unit: JPY thousands)
Class	Less than 1 Year	1 to 2 years	2 to 3 years	3 to 4 years	More than 4 years
Capital lease obligations	3,654,924	3,009,028	1,837,318	603,737	42,452
4.
Investment in Equity method investee (book value of JPY1,681,723 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

5.
Nonmarketable equity securities and others included in other investments (book value of JPY2,461,339 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

6.
Deposits (book value of JPY2,051,449 thousand) is not included in the above because it is extremely difficult to evaluate fair value as the term of contract is uncertain and the timing for refund is not determined.

6. Notes to per share information

(1) Total shareholders’ equity per share: JPY 927.72

(2) Basic net income attributable to IIJ per share: JPY 130.76

(Note)
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and diluted net income attributable to IIJ per share have been calculated as if the stock split was conducted at the beginning of the previous consolidated fiscal year.

7.  Subsequent events
There is nothing to report on this subject.

Non-consolidated Balance Sheet
As of March 31, 2013
(Unit: JPY thousands)
Assets		Liabilities
Item	Amount	Item	Amount
[Current assets]	26,150,802	[Current liabilities]	26,745,750
Cash and bank deposits	6,530,354	Accounts payable	3,227,239
Accounts receivable	12,310,850	Short-term borrowings	10,290,000
Investment in Lease	1,451,711	Long-term borrowing-current	1,010,000
Merchandise	20,719	Accounts payable – other	3,740,364
Work in process	1,128,934	Capital lease obligations (current)	3,551,727
Supplies	302,548	Accrued expense	373,698
Prepaid expenses	2,521,278	Accounts payable – Fixed assets	908,790
Accounts receivable - other	1,236,619	Income taxes payable	1,514,460
Loans to affiliated companies	324,577	Consumption taxes payable	193,046
Deferred tax assets – current	306,931	Deposits received	150,889
Other current assets	144,697	Advance received	375,717
Allowance for doubtful accounts	(128,416)	Deferred income	1,318,578
		Other current liabilities	91,242
[Fixed assets]	45,078,675
<Property and Equipment>	11,316,853	[Long-term liabilities]	9,985,690
Land	150	Long –term borrowings	980,000
Buildings	167,071	Deferred income –noncurrent	1,512,163
Leasehold improvements	2,516,916	Capital lease obligations – (noncurrent)	5,249,348
Construction other than Buildings	508,828	Asset retirement obligations	291,128
Data communication equipment and office equipment	4,796,843	Accrued pension and severance cost	1,387,374
Assets under capital leases	19,422,718	Accrued directors’ and company auditors’ retirement benefits	259,020
Construction in Progress	199,954	Deferred tax liabilities (noncurrent)	277,320
Accumulated depreciation	(16,295,627)	Other long-term liabilities	29,337
<Intangible assets>	10,455,732
Goodwill	1,977,360	Total Liabilities	36,731,440
Customer relationship	1,748,970	[Shareholders’ equity]	33,795,460
Telephone rights	7,156	<Common stock>	14,294,625
Software	6,647,491	<Capital surplus>	1,038,222
Assets under capital leases	74,755	Additional paid-in capital	1,015,310
<Investments and other assets>	23,306,090	Other Capital surplus	22,912
Investments in securities	2,387,316	<Earned surplus>	18,847,813
Money held in trust	1,342,817	Legal reserve	310,333
Investments in affiliated companies	15,272,703	Other Earned surplus	18,537,480
Long-term prepaid expenses	1,643,148	Earned surplus brought forward	18,537,480
Guarantee deposits	1,771,962	<Treasury stock>	(385,200)
Claims against insolvencies	42,705	[Valuation and translation adjustment]	635,727
Investment in Lease	317,011	Net unrealized gains on securities	635,727
Other investments	593,820	[Subscription rights to shares]	66,850
Allowance for doubtful accounts	(65,392)	Subscription rights to shares	66,850
		Total Shareholders’ equity	34,498,037
Total assets	71,229,477	Total liabilities and Shareholders’ equity	71,229,477

Non-consolidated Statement of Income
(From April 1, 2012 through March 31, 2013)

(Unit: JPY thousands)
Item	Amount
[Total revenues]		74,138,296
[Total costs of revenues]		59,380,650
Gross margin		14,757,646
[Total Sales and administrative expense]		9,734,513
Operating income		5,023,133
[Non-operating income]
Interest income	7,296
Dividends income	1,542,996
Commissions received	18,339
Royalty charge received	3,634
Foreign exchange gain	85,625
Reverse of allowance of doubtful accounts	5,314
Gains on investments on anonymous association	50,787
Other non-operating income	21,367	1,735,358
[Non-operating expenses]
Interest expense	248,716
Other non-operating expenses	11,418	260,134
Ordinary income		6,498,357
[Extraordinary income]
Gains on sales of investments in securities	13,420
Gains on sales of fixed assets	11,280	24,700
[Extraordinary loss]
Losses on disposal of fixed assets	5,441
Losses on valuation of investments in securities	19,788
Other extraordinary loss	4,087	29,316
Income before income taxes		6,493,741
Income taxes -current		2,170,667
Income taxes -deferred		(168,847)
Net income		4,491,921

Non-consolidated Statement of Shareholders' Equity
(From April 1, 2012 through March 31, 2013)

   (Unit: JPY thousands)
	Shareholders’ equity
	Common stock	Capital surplus			Earned surplus
		Additional Paid-in Capital	Other Capital Surplus	Total Capital surplus	Legal reserve	Other Earned surplus	Total Earned surplus
						Earned surplus Brought forward
BALANCE, APRIL 1, 2012	14,294,625	1,015,310	22,912	1,038,222	239,394	14,825,892	15,065,286
Changes in the Term
Payment of Dividends	-	-	-	-	-	(709,394)	(709,394)
Fund for Legal reserve	-	-	-	-	70,939	(70,939)	-
Net income	-	-	-	-	-	4,491,921	4,491,921
Net changes other than shareholders’ equity	-	-	-	-	-	-	-
Total changes in the term	-	-	-	-	70,939	3,711,588	3,782,527
BALANCE, March 31, 2013	14,294,625	1,015,310	22,912	1,038,222	310,333	18,537,480	18,847,813

	Shareholders’ equity		Valuation and translation adjustments	Subscription rights to shares	Total Shareholders’ equity
	Treasury stock	Total shareholders’ equity	Net unrealized holding gains or losses on securities
BALANCE, APRIL 1, 2012	(385,200)	30,012,933	229,752	26,843	30,269,528
Changes in the Term
Payment of Dividends	-	(709,394)	-	-	(709,394)
Fund for Legal reserve	-	-	-	-	-
Net income	-	4,491,921	-	-	4,491,921
Net changes other than shareholders’ equity	-	-	405,975	40,007	445,982
Total changes in the term	-	3,782,527	405,975	40,007	4,228,509
BALANCE, March 31, 2013	(385,200)	33,795,460	635,727	66,850	34,498,037

Notes to non-consolidated financial statements

1. Notes to Significant Matters Regarding accounting policies of Non-Consolidated Financial Statements

1-1. Standards for valuation and recording of assets

(1) Valuation standards and methods for securities
Shares of subsidiaries and affiliates: Stated at cost based on the moving average method.
Other securities:
Marketable Securities:
Market value method based on the market price, etc. as of the end of the fiscal year (all of the changes resulting from the valuation are directly incorporated into capital, while the cost of the securities at the time of their sale is calculated using the moving average method.)
Non-Marketable Securities:
Stated at cost based on the moving average method. Investments in limited liability investment partnerships and similar partnerships are accounted for by including the Company’s net equity in these investments based on the most recent statement of accounts available according to the report on financial accounts stipulated in investment partnership agreements.

(2) Valuation standards and methods for inventories
Valuation standards for inventories are stated at cost based (the balance sheet amount is computed using the method of devaluing the book price to reflect declines in profitability).
Merchandise and supplies:      moving average method
Work in process:       specific identification method

1-2. Depreciation methods for assets

(1) Property, Plant and Equipment (Excluding Asset under capital lease)
Straight-line method
Depreciable assets whose acquisition values are JPY 100 thousand or more but less than JPY 200 thousand are depreciated in equal installments over three years.
The useful lives of major depreciable assets are as specified below:
Buildings:	20 years
Plant and buildings facilities annexed:	8-20 years
Construction other than buildings:	20 years
Tools, machines, instruments and equipments:	3-20 years

(2) Intangible fixed assets (Excluding Asset under capital lease)
Straight-line method
Internal-use software is amortized over the estimated useful lives (5 years).
Software used for services are amortized for either the amount based on total estimated revenues over the estimated useful lives (5 years) or equally allocated amount over the residual useful lives, whichever is larger.
Goodwill are amortized over 20 years and customer relationships are amortized over 5 to 19 years, which mainly reflects the pattern of economic benefit over their estimated useful lives.

(3) Asset under capital lease
Capital leases other than those deemed to transfer ownership of properties to lessees are amortized over the term of leases on a straight-line basis and the residual values equals zero.

(Change in accounting policy）
Depreciation method of "Property, Plant and Equipment" except for assets under capital leases, assets for rental services with definite service period and assets whose acquisition values are more than or equal to JPY100 thousand but less than JPY200 thousand, which previously had been declining balance method, were changed to straight-line method in the fiscal year.
The change of depreciation method was due to the changes of our operating environment in which assets are expected to be used thoroughly, equally, and constantly to such assets' economic useful lives. The future purchase of assets related to our cloud services are believed to increase. Also, the existing assets are expected to be used in the manner described as above.
As a result of this change, operating income, ordinary income and income before income taxes each increased by JPY55,938 thousand respectively.

1-3. Standards for recording of allowances

(1) Allowance for doubtful accounts
To prepare for possible losses resulting from non-payments of account receivables for trade and loans and others, an allowance is provided based on the percentage of actual credit losses incurred in the case of general receivables. In the case of credits for which the relevant debtors are likely to default and other certain credits, such allowance is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Accrued pension and severance cost
To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefits obligations and pension assets as of the end of the current fiscal term.
The difference arising from actuarial computations is amortized and expensed in the subsequent fiscal terms using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (14 years).

 (3) Accrued directors’ and company auditors’ retirement benefits
To prepare for payment of retirement benefits to full time company auditors, IIJ calculates the required amount based on regulation of Directors’ and Company Auditors’ retirement benefits.

On May 26, 2011, IIJ’s Board of Directors resolved to abolish the retirement allowance plan for Standing Directors. In this connection, IIJ proposed to grant a retirement allowance to incumbent Directors in line with the abolition of the Directors’ retirement allowance plan, in order to reward the aforementioned persons for their services during their respective terms of office up to the closing of the Ordinary General Meeting of Shareholders on June 28, 2011 and was resolved accordingly at the Ordinary General Meeting of Shareholders on June 28, 2011. The payment of each of the retirement allowances will be made for a reasonable amount in accordance with the Company’s established rules at the time of retirement of each Director. Accordingly, the allowance for retirement payment was included in Accrued directors’ and company auditors’ retirement benefits.

1-4. Standards for recording of sales and costs
Standards for recording of sales and costs for financial lease transactions
Revenue and costs are recognized when lease receivable are received.

1-5. Other significant accounting policies
(1) Consumption tax
Consumption tax is separately recorded.

(2) Application of consolidated tax declaration
The company applied the consolidated tax declaration.

2. Change in Presentation
There was no change in presentation of the fiscal year.

3. Notes to Non-Consolidated balance sheet
Monetary claims and liabilities to subsidiaries
Short-term monetary claims:	JPY	1,593,294	thousand
Long-term monetary claims:	JPY	484,979	thousand
Short-term monetary liabilities:	JPY	2,185,494	thousand

4. Notes to Non-Consolidated statement of income
Transactions with subsidiaries
Revenues:	JPY	2,691,769	thousand
Purchases:	JPY	11,635,338	thousand
Turnover from non-operating transactions:	JPY	33,862	thousand

5. Notes to Non-Consolidated statement of shareholders’ equity
Number of treasury stock as of March 31, 2013
Common stock 758,800 shares

6. Asset retirement obligations
(1) The Company recorded asset retirement obligations for restoration expense of office premises and land for a data center in order to comply with the lease agreement.

(2) Calculation method for Asset Retirement Obligations
The asset retirement obligations were calculated using the use period for leasehold estimated to be 20 years based on the contract period, head quarter office space to be 40 years and branch offices to be 20 years based on the office plan and with the discount rate estimated to be from 2.3% to 3.2%, calculated based on the distribution yield of Japanese government bond for the corresponding period.

(3) Increase and decrease of Asset Retirement Obligations as of March 31, 2013

Balance at beginning of the fiscal year :	JPY	256,895	thousand
Increase in relation to the acquisition of assets:	JPY	26,620	thousand
Other increases:	JPY	7,613	thousand
Balance at the end of the fiscal year:	JPY	291,128	thousand

7. Deferred tax accounting
Significant components of deferred tax assets and liabilities:

Deferred tax assets
Impairment loss on investment securities:	JPY	262,562	thousand
Accrued directors’ and company auditors’ retirement benefits :		92,211
Accrued pension and severance cost		493,905
Allowance for doubtful accounts		59,272
Impairment loss on investments in affiliated companies:		1,157,378
Loss on disposal of telephone rights:		55,235
Impairment loss of telephone rights:		21,105
Accrued enterprise taxes:		141,231
Revenue Deferred:		110,862
Accounts payable for Defined contribution plan:		6,202
Research and development cost		54,069
Asset retirement obligations:		103,642
Depreciation:		51,942
Others:		229,323
Subtotal of deferred tax assets:		2,838,939
Valuation allowance:		(1,753,513)
Total of deferred tax assets:		1,085,426
Deferred tax liabilities:
Unrealized gain on other securities:		351,760
Long-lived assets associated with asset retirement obligations:		74,630
Customer Relationship:		629,425
Total of deferred tax liabilities:		1,055,815
Net amount of deferred tax assets:	JPY	29,611	thousand

8. Notes regarding related party transactions

(1) Transactions with subsidiaries
Attribute	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousands of Yen)	Account	Balance as of March 31, 2013 (Thousands of Yen)
				Collateral offices of directors	Business Relation
Subsidiary	IIJ -Global	Network services and systems integration	100.0% (Direct owning)	Yes	Customer and supplier	Borrowings of funds	800,000 (Notes 2-a)	Short-term borrowings	800,000
Subsidiary	Net Care	Operation and monitoring of network systems, customer service support and call centers	100.0% (Direct owning)	Yes	Customer and supplier	Purchase related to systems integration	7,447,639 (Notes 2-b)	Accounts payable	120,352
								Accounts payable – other	699,660

(2) Transactions with other affiliated company’s subsidiary
Attribute	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousands of Yen)	Account	Balance as of March 31, 2013 (Thousands of Yen)
				Collateral offices of directors	Business relation
Other affiliated company’s subsidiary	NTT Communications Corporation	Telecommunications services	5.0% (Direct owning)	No	Customer and supplier	Network facilities for the operation of network services and data center facilities	6,229,599 (Notes 2-c)	Accounts payable Accounts payable -other	7,764 588,277
(Notes)
1. Consumption tax is excluded from the amounts of transaction and included in the amounts of balance as of March 31, 2013.
2. Terms and conditions of the above transactions:
a. Short-term borrowings with IIJ-Global are based on the policy to use group finance efficiently. The interest is based on the external financing.

b. The cost and other conditions of purchase of construction, maintenance and operation for network system are determined in the comparison by receiving an estimate for each purchase and in reference to the market price.

c. The cost for domestic and international connectivity and data center facilities for the operation of network services and others are determined in the comparison by receiving an estimate for each purchase and in reference to the market price.

9. Notes to per share information

(1) Shareholders’ equity per share:	JPY 849.38

(2) Net income per share:	JPY 110.81

(Note)
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and diluted net income attributable to IIJ per share have been calculated as if the stock split was conducted at the beginning of the previous consolidated fiscal year.

10. Subsequent events
There is nothing to report on this subject.

Certified Copy

INDEPENDENT AUDITORS' REPORT

May 23, 2013

To: The Board of Directors of Internet Initiative Japan Inc.

Deloitte Touche Tohmatsu LLC

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Shuko Shimoe      (seal)

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Keiji Nakae         (seal)

    We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' equity and the related notes of Internet Initiative Japan Inc. (the “Company”) as at March 31, 2013 and for the fiscal year from April 1, 2012 to March 31, 2013 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements
    Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility
    Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
    An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessment, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
       We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
    In our opinion, the consolidated financial statements referred to above, which were in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Interest
Our firm and the engagement partners do not have any interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

TRANSLATION

Certified Copy

INDEPENDENT AUDITORS' REPORT

May 23, 2013

To: The Board of Directors of Internet Initiative Japan Inc.

Deloitte Touche Tohmatsu LLC

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Shuko Shimoe     (seal)

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Keiji Nakae        (seal)

    We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of shareholders’ equity and the related notes, and the supplementary schedules of Internet Initiative Japan Inc. (the “Company”) as at March 31, 2013 and for the fiscal year from April 1, 2012 to March 31, 2013 (21th term) in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the Non-Consolidated Financial Statements and Others
    Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplemental schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of  non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility
    Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as Independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.
    An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.
 We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
    In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Interest
Our firm and the engagement partners do not have any interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

The above represents a translation, for convenience only, of the original report issued in the Japanese language and “the supplementary schedules” referred to in this report are not included in the attached financial documents.

TRANSLATION

Certified Copy

Audit Report

Based on audit reports from each Company Auditor, and following due discussion at meetings, the Board of Company Auditors has prepared this audit report regarding the execution of the duties of Directors of the Company during the 21th fiscal year from April 1, 2012 to March 31, 2013. The Board of Company Auditors hereby reports as follows.

1.  Auditing Methodology Employed by Company Auditors and the Board of Company Auditors and Details Thereof
The Board of Company Auditors established an auditing policy, an auditing plan, the assignment of the duties of each Company Auditor and etc., and received reports from each Company Auditor on the status of the implementation of audits and the results thereof, as well as reports from Directors of the Company and etc., and also the Independent Auditor regarding the status of their duties, and requested explanations as necessary.
In accordance with the auditing standards for Company Auditors established by the Board of Company Auditors, and based on the auditing policy and the assignment of duties, etc., each Company Auditor has taken steps to facilitate communication with Directors of the Company and the Internal Audit Department as well as other employees, and has endeavored to gather information and create an improved environment for auditing. Each Company Auditor also attended meetings of the Board of Directors and other important meetings, received reports from Directors of the Company, employees and other related persons on the performance of their duties and requested explanations regarding such reports as necessary. In addition, each Company Auditor inspected important authorized documents and associated information, and examined the business and financial position of the Company at the head office and main branch offices of the Company. The Board of Company Auditors also carried out our audit and verification of the particulars of the Board of Directors resolution relating to establishment of structures as set forth in the Companies Act implementation regulations, Article 100, Paragraphs 1 and 3, necessary to ensure that Director’s performance of their duties is inconformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha as well as the structures established pursuant to such resolutions (internal control systems).
As for the subsidiaries of the Company, each Company Auditor has taken steps to facilitate communication with the directors, company auditors and other related persons of the subsidiaries and to share information among them and received reports from the subsidiaries regarding their businesses as necessary. Based on the foregoing methodology, the Board of Company Auditors evaluated the business reports and the supplementary schedules for this fiscal year.
In addition, the Company Auditors also audited and examined whether the Independent Auditor maintains its independence and carries out audits in an appropriate manner. The Company Auditors received reports from the Independent Auditor on the performance of its duties and requested explanations regarding those reports as necessary. The Company Auditors also received notification from the Independent Auditor that it has taken steps to improve the “System to Ensure Appropriate Execution of the Duties of the Independent Auditor” (as enumerated in each item of Article 131 of the Company Calculation Regulations) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005), etc. and requested explanations on such notification as necessary.  Based on the foregoing methodology, the Company Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of shareholders’ equity and notes to the non-consolidated financial statements) and the supplementary schedules thereto, and also the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholder’s equity and notes to the consolidated financial statements).

2.  Audit Results
(1)  Audit Results on the Business Report, etc.
A.
In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.
With respect to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.
In our opinion, the content of the resolutions made by the Board of Directors of the Company regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors concerning the internal control systems.

(2)   Results of Audit of the Financial Statements and Supplementary Schedules
In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu, the Independent Auditor, are fair and reasonable.
(3)   Results of Audit of the Consolidated Financial Statements
In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu, the Independent Auditor, are appropriate.

May 24, 2013
Board of Company Auditors
Internet Initiative Japan Inc.

Full-time Company Auditor	Kazuhiro Ohira	(seal)
Full-time Company Auditor	Shunichi Kozasa	(seal)
Company Auditor	Masaki Okada	(seal)
Company Auditor	Masaaki Koizumi	(seal)

Note: Full-time Company Auditor, Kazuhiro Ohira, and two Company Auditors, Masaki Okada and Masaaki Koizumi, are outside auditors as provided in Article 2, Item 16, and Article 335, Paragraph 3 of the Companies Act.

Reference Documents for the Ordinary General Meeting of Shareholders

Agenda of the meeting and reference matters:

Item 1:           Appropriation of Retained Earnings
The Company endeavors to return profits to shareholders through the continuous and stable distribution of dividends while giving consideration to the employment of retained earnings for the enhancement of the Company’s financial condition, the mid-term expansion of its business and investment.
Based on the policy described above, considering this fiscal year’s financial results, the Company proposes that year-end dividends be distributed as follows.
When this Item 1 is approved and resolved as proposed, the annual amount of the dividends for this fiscal period will be 1,760yen per share, including the interim dividend paid at the amount of 1,750 yen per share in December 2012.

(Notes)
The Company conducted a 1:200 stock split on October 1st, 2012. The annual amount of the dividends for the fiscal period listed above is the total of the amount of the interim dividend paid before the stock split and the amount of the year-end dividend paid after the stock split. The year-end dividend is equivalent to 2,000 yen per share and the dividend for the fiscal period is equivalent to 3,750 yen per share based on the standard before the stock split.

1. Type of dividend property
Cash
2. Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment
10 yen per share of common stock of the Company
Total amount of Dividend Payment: 405,368,000yen.
3. Effective date of dividend payment
June 27, 2013

Item 2:          Partial Amendments to the Articles of Incorporation
Approval is requested to amend parts of the present Articles of Incorporation, as follows:

1. Reason for amendments
(1)
The Company’s Board of Directors resolved at the meeting of the Board of Directors held on September 6, 2012, with the effective date of such resolution being October 1, 2012, to adopt the unit share system that sets a share-trading unit as 100 shares and simultaneously conduct a 1:200 stock split, along with the change of the total number of shares authorized to be issued from 377,600 shares to 75,520,000 shares, according to the amendment of the securities listing regulations, etc. of Tokyo Stock Exchange, Inc. in April 2012, whereby listed companies whose number of shares constituting a share-trading unit is a number other than 100 shares or 1,000 shares are obliged to set their number of shares constituting a share-trading unit as 100 shares.
Accordingly, the Company proposes to establish new provisions of Article 8 (Rights Pertaining to Less-than-a-full-unit Shares) and Article 9 (Request to Purchase Less-than-a-full-unit Shares) to stipulate the rights pertaining to shares that do not constitute a full unit of shares.

(2)
To make the operations of general meetings of shareholders and Board of Directors’ meetings more flexible, regarding Article 14 (Chairman) and Article 20 (Convocation of Meetings of the Board of Directors) of the present Articles of Incorporation, the Company proposes to change the chairman of a general meeting of shareholders and Board of Directors’ meetings to be the directors who are each determined in advance by the Board of Directors.

(3)	To provide for the effective dates of the establishment of new provisions of Article 8 and Article 9, the Company proposes to establish the new provision of Article 1 of Supplementary Provisions.
(4)
Further, following on the foregoing amendments, the necessary amendments will be made, such as renumbering the accompanying provision numbers, additions and deletions of the necessary provisions and phrases, and corrections.

2. Content of amendments
The content of the amendments is as follows:
Present Articles	Proposed Articles
[New Provision]
(Rights Pertaining to Less-than-a-full-unit Shares)
Article 8.
No shareholder of the Company shall exercise any right pertaining to shares that do not constitute a full unit of shares (“Less-than-a-full-unit Shares”) that he/she has except the following rights:
(1) Rights granted by the items listed in Article 189 Paragraph 2 of the Companies Act;
(2) A right to make a request pursuant to Article 166 Paragraph 1 of the Companies Act;
(3) A right for allotment of shares for subscription or stock acquisition rights for subscription in proportion to the number of shares owned by a shareholder; and
(4) A right to make a request pursuant to the following article.

[New Provision]
(Request to Purchase Less-than-a-full-unit Shares)
Article 9.
Any shareholder of the Company with Less-than-a-full-unit Shares may request the Company to sell to such shareholder shares that will become a number of full unit of shares together with a number of Less-than-a-full-unit Shares owned by such shareholder, in accordance with the Share Handling Regulations to be prescribed by the Board of Directors.

Article 8. | [Provisions omitted] Article 13.	Article 10. | [Unchanged] Article 15.
(Chairman)
Article 14.
The President and Director shall chair a general meeting of shareholders. Should the President and Director be unable to so act, another director shall act in his/her place in the order predetermined by the Board of Directors.

(Chairman)
Article 16.
A director designated in advance by the Board of Directors shall chair a general meeting of shareholders. Should such director be unable to so act, another director shall act in his/her place in the order predetermined by the Board of Directors.

Article 15. | [Provisions omitted] Article 19.	Article 17. | [Unchanged] Article 21.
(Convocation of Meetings of the Board of Directors)
Article 20.
Unless otherwise provided for by law, a meeting of the Board of Directors shall be convened and chaired by the President and Director.
2 The notice of convocation of a meeting of the Board of Directors shall be given to each director and company auditor at least three (3) days prior to the day set for such meeting; provided, however, that this period may be further shortened under pressing circumstances.
3　Matters concerning operation of meetings of the Board of Directors, etc. shall be governed by laws and regulations, the Articles of Incorporation and the Regulations of Board of Directors to be prescribed by the Board of Directors.

(Convocation of Meetings of the Board of Directors)
Article 22.
Unless otherwise provided for by law, a meeting of the Board of Directors shall be convened and chaired by a director designated in advance by the Board of Directors; provided, however, that when such director is unable to so act, another director shall act in his/her place in the order predetermined by the Board of Directors.
2 　The notice of convocation of a meeting of the Board of Directors shall be given to each director and company auditor at least three (3) days prior to the day set for such meeting; provided, however, that this period may be further shortened under pressing circumstances.
3　Matters concerning operation of meetings of the Board of Directors, etc. shall be governed by laws and regulations, the Articles of Incorporation and the Regulations of Board of Directors to be prescribed by the Board of Directors.

Article 21. | [Provisions omitted] Article 35.	Article 23. | [Unchanged] Article 37.
[New Provision]
Supplementary Provisions
Article 1. The establishment of the new provisions of Article 8 and Article 9shall become effective as of July 1, 2013.
2. The Supplementary Provisions shall be deleted as of July 1, 2013.

Item 3:           Election of Six (6) Directors
As the term of office of four (4) incumbent Directors, Koichi Suzuki, Hideshi Hojo, Hitoshi Imafuku and Junnosuke Furukawa will expire and Senji Yamamoto will resign from his position at the close of this ordinary general meeting of shareholders, it is proposed that four (4) Directors be reappointed and two (2) new directors be elected.
The candidates for positions as Directors are as follows:

Candidate No.	Name Date of Birth	Careers & Current Positions in and Outside the Company	Number of Shares Owned
1	Koichi Suzuki September 3, 1946	Dec .1992 Director with the establishment of the Company Apr .1994 President and Representative Director of the Company(Current position) < Important concurrent posts > Chairman of the Board of IIJ America Inc. President and Representative Director of Net Care, Inc. Chairman of the Board, and President and Representative Director of hi-ho Inc. President and Representative Director of Internet Multifeed Co. Director of the IIJ Global Solutions Inc. Director of Stratosphere Inc.	1,801,777
2	Eijiro Katsu June 19, 1950	Apr. 1975 Joined Ministry of Finance Jun. 1995 Director, Foreign Exchange and Money Market Department, International Finance Bureau, MOF Jul. 1997 Budget Examiner of Budget Bureau, MOF Jul. 2007 Director-General of the Financial Bureau, MOF Jul. 2008 Deputy Vice Minister, MOF Jul. 2009 Director-General, Budget Bureau, MOF Jul. 2010 Vice Minister of Finance Aug. 2012 Retired from Minister of Finance, Special Adviser, MOF Nov. 2012 Joined IIJ as Special Adviser (Current position)	0
3	Hideshi Hojo December 22, 1957	Apr. 1980 Joined Itochu Data System Corporation Apr. 1996 Joined the Company Jun. 2000 Director of the Company Jun. 2002 Managing Director of the Company Jun. 2006 Senior Managing Director of the Company (Current position) Apr. 2013 Division Director of Business Unit of Regional Division (Current position)	23,395
4	Hitoshi Imafuku April 2, 1957	Apr. 1980 Joined Nippon Telegraph and Telephone Public Corporation July 2006 Kagoshima General Manager of Nippon Telegraph and Telephone West Corporation Jun. 2009 Senior Managing Director of the Company (Current position) Apr. 2013 Division Director of Enterprise Business Division 1, (Current position)	1,163
5	Junnosuke Furukawa December 5,1935	Apr. 1959 Joined The Furukawa Electric Co., Ltd. Jun. 1995 President of the same Jun. 2003 Chairman of the Board and Representative Director of the same Jun. 2004 Director Adviser of the same Jun. 2005 Director of the Company (Current position) Jun. 2007 Senior Adviser of The Furukawa Electric Co., (Current position) < Important concurrent posts > Director Adviser of THE FURUKAWA RINGYO CO.,LTD	0
6	Toshinori Iwasawa May 8, 1962	Apr. 1985 Joined IBM Japan Ltd. Mar. 2000 Joined AT&T Global Network Service Japan LLC(AT&T Japan LLC) Apr. 2008 Director of AT&T Japan LLC Mar. 2009 President and Representative Director of AT&T Japan Inc. Sep. 2010 President and Representative Director of IIJ Global Solutions Inc. (Current position) < Important concurrent posts > President and Representative Director of IIJ Global Solutions Inc.	521

(Notes)
(a)	There is no special interest between the candidates and the Company.
(b)
Mr. Junnosuke Furukawa is a candidate for Outside Director. Since he has established a prominent career as a corporate manager and has abundant experience and profound knowledge of management, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management. He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be eight (8) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Director.

(c)
The Company appoints Mr. Junnosuke Furukawa as our independent Director required to secure by the Tokyo Stock Exchange. If Mr. Junnosuke Furukawa is appointed as our Director, we will continue to appoint him as our independent Director.

(d)
If Mr. Koichi Suzuki and Mr. Eijiro Katsu are appointed as our Directors, subject to approval of resolution of the Board of Director’s meeting to be held after this ordinary general meeting of shareholders, Mr. Koichi Suzuki is expected to be appointed as Chairman of the Board and Representative Director of the Company and Mr. Eijiro Katsu is expected to be appointed as President and Representative Director of the Company.

(e)	If Mr. Toshinori Iwasawa is appointed as our Director, he will become a part-time Director because he is a current President and Representative Director of IIJ Global Solutions Inc.

Item 4:           Election of One (1) Company Auditor
As the term of office of one (1) incumbent Company Auditor, Shunichi Kozasa will expire at the close of this ordinary general meeting of shareholders, it is proposed that one (1) Company Auditor be elected.
The candidate for a position as Company Auditor is as follows:
Prior to the submission of this proposed item, we have already obtained the consent of the Board of Company Auditors.

Name Date of Birth	Careers & Current Positions in and Outside the Company	Number of Shares Owned
Chiaki Furuya July 11, 1949	Apr. 1973 Joined Japan Broadcasting Corporation Jun. 2006 Head of secretary’s office of the same Oct. 2008 Joined the Company Oct. 2009 Managing Director of the Company Apr. 2010 Senior Executive officer, Division Director of Administrative Division of the Company Apr. 2013 Adviser (Current position)	7,763
(Notes)
There is no special interest between the candidate and the Company.

Item 5:           Grant of Retirement Allowance to Retired Auditor
A retirement allowance, within the scope of the appropriate amount based on the specific standards prescribed by the Company, should be awarded to Mr. Shunichi Kozasa who will retire from his position as Company Auditor, as of the close of this ordinary general meeting of shareholders, in order to reward his efforts during his　term of office. The determination of the specific amount of such retirement allowance, the timing and method of the payment, etc., should be left to the discretion of a conference of the Board of Company Auditors.
The summary of the career history of the auditor is as follows:

Name	Careers
Shunichi Kozasa	Jun. 2010 Full-time company auditor of the company (Current position)

END